ACT ICA
SECTION 22c
RULE 22c-2
PUBLIC AVAILABILITY 2/1/2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

07047097

February 1, 2007

Elizabeth Krentzman, General Counsel
Investment Company Institute
1401 H Street, N.W.
Washington, D.C. 20005

Lawrence R. Uhlick, Chief Executive Officer
Institute of International Bankers
299 Park Avenue, 17th Floor
New York, NY 10171

Re: Rule 22c-2 and Information Provided by Certain Foreign Financial Intermediaries

Dear Ms. Krentzman and Mr. Uhlick:

In your letter dated January 26, 2007, you request assurance that we would not recommend enforcement action to the Securities and Exchange Commission ("Commission") under rule 22c-2 under the Investment Company Act of 1940 against a registered investment company ("fund") that enters into agreements pursuant to which certain foreign financial intermediaries will supply, with respect to shareholder accounts established before January 1, 2008, transaction information that is linked to identification numbers generated by a financial intermediary, rather than to government-issued identification numbers required under rule 22c-2.

The Commission adopted rule 22c-2 in 2005.[1] The rule requires, among other things, that certain funds enter into agreements with their financial intermediaries under which the intermediary agrees to supply information on the identity and transactions of shareholders who hold fund shares through the intermediary. A primary purpose of the rule was to enhance the transparency of shareholder accounts that are held in nominee name, to enable funds to more effectively monitor trading activity that is unlawful or detrimental to the interests of long-term shareholders. The Commission adopted amendments to rule 22c-2 in 2006 that clarify the operation of the rule and reduce the number of intermediaries covered by the rule, in order to

1 Mutual Fund Redemption Fees, Investment Company Act Release No. 26782 (Mar. 11, 2005) [70 FR 13328 (Mar. 18, 2005)].

reduce costs while still achieving the goals of the rulemaking.[2] Funds and intermediaries must enter into shareholder information agreements under the amended rule by April 16, 2007.

As your letter explains, shareholder information agreements under rule 22c-2 must require intermediaries to supply, upon the request of a fund, shareholder identity and transaction information that is linked to a taxpayer identification number, individual taxpayer identification number, or other government-issued identifier ("GII"). In your letter, you state that foreign law governing certain foreign financial intermediaries prohibits them from providing a customer's GII without the customer's affirmative consent. You state that foreign intermediaries believe that obtaining the necessary affirmative consent from their thousands of customers with established accounts is not feasible and that, in the absence of this consent, the intermediaries will be unable to meet their obligations to provide this information in accordance with their shareholder information agreements with the funds.

You request that, in these circumstances, foreign intermediaries be permitted to supply funds with shareholder identity information in the form of a unique identifier generated by the intermediary itself, rather than a GII. This approach would apply only to accounts established with the foreign intermediary prior to January 1, 2008. You assert that this limited use of intermediary-generated identification numbers will preserve the primary function of shareholder information agreements because funds will continue to receive a unique number associated with the accounts held by a single beneficial owner or owner at that intermediary, allowing funds to sufficiently monitor for illicit trading activity.

Based on the facts and representations set forth in your letter, and without necessarily agreeing with your legal analysis, we would not recommend enforcement action to the Commission against funds that enter into shareholder information agreements permitting certain foreign intermediaries to supply transaction information to funds through unique identification numbers generated by a financial intermediary, rather than through the GIIs required under rule 22c-2, for shareholder accounts established before January 1, 2008.[3]

Our position is based particularly on your representations that:

- Unique identification numbers generated by financial intermediaries would be used only by foreign financial intermediaries that are subject to foreign law prohibiting the sharing of a shareholder's GII without the affirmative prior consent of the shareholder;

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2 Mutual Fund Redemption Fees, Investment Company Act Release No. 27504 (Sept. 27, 2006) [71 FR 58257 (Oct. 3, 2006)].

3 This relief also would enable an "indirect intermediary" (*i.e.*, an intermediary that holds an account directly or indirectly with an intermediary of the fund) to provide an intermediary-generated identification number to another intermediary (or the fund) in response to a fund's request for shareholder information.

- The financial intermediary that generates the unique identification number would use the same unique number to identify all accounts held with that intermediary that have the same ultimate beneficial owner or owners;

- GIIs would be used to fulfill the requirements of rule 22c-2 for shareholder accounts established with such foreign intermediaries after January 1, 2008; and

- The financial intermediary agrees to restrict or prohibit, upon request of a fund, a shareholder that is associated with a particular GII or unique identification number generated by the financial intermediary, from further purchases of the fund's shares.

This response expresses the Division's position on enforcement action only, and does not express any legal conclusions on the issues presented. Because this position is based on the facts and representations in your letter, you should note that different facts or representations may require a different conclusion.

Sincerely,

Robert E. Plaze
Associate Director

January 26, 2007

Robert E. Plaze, Esquire
Associate Director
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re: No-Action Request Regarding Shareholder Information Agreements with Foreign Financial Intermediaries Under Rule 22c-2

Dear Mr. Plaze:

The Investment Company Institute (ICI) and the Institute of International Bankers (IIB)[1] are seeking assurances from the staff of the Division of Investment Management that it will not recommend enforcement action to the Securities and Exchange Commission under rule 22c-2 under the Investment Company Act of 1940 in the circumstances described in this letter. More specifically, we request that certain foreign intermediaries be permitted to supply transaction information linked to unique identification numbers generated by a financial intermediary rather than to the government-issued identification numbers required under rule 22c-2, with respect to shareholder accounts established before January 1, 2008. As discussed below, the provision under rule 22c-2 that requires financial intermediaries to provide U.S. funds taxpayer identification numbers or other government-issued identifiers for their customers raises serious concerns under foreign privacy laws for foreign financial intermediaries.

Discussion

Under rule 22c-2, by April 16, 2007, a fund must either execute a "shareholder information agreement" with each of their financial intermediaries or prohibit the intermediary from purchasing fund shares for others through a nominee account held at the fund.[2] Foreign shareholders often transact business with

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[1] The Investment Company Institute is the national association of the U.S. investment company industry. The Institute of International Bankers is the national association of the international banking community in the United States. More information about the ICI and the IIB is attached to this letter.

[2] *See Mutual Fund Redemption Fees,* SEC Releases No. IC-26782 (March 11, 2005) and No. IC-275044 (Sept. 27, 2006). Generally speaking, the rule defines "financial intermediary," in part, as any entity or person, foreign or domestic, holding an account with the fund in nominee name.

U.S. mutual funds through foreign financial institutions that qualify as financial intermediaries under rule 22c-2. The required shareholder information agreement must contain terms allowing the fund, upon request, to obtain from the intermediary transaction information linked to a shareholder's taxpayer identification number, individual taxpayer identification number, or other government-issued identifier (collectively, GII).[3]

While U.S. financial intermediaries may share GIIs with a fund without their customers' consent,[4] this is not necessarily the case under foreign privacy laws. This is particularly true in the European Union (EU), where the EU Privacy Directive (which has been implemented by national law in the various EU member states) permits the sharing of an individual's sensitive data (including GII) only upon the individual's explicit prior consent.[5] Countries outside the EU also may have requirements that similarly prohibit financial intermediaries from sharing any customer's GII without the customer's affirmative consent.[6] Foreign intermediaries are concerned that obtaining the necessary consent from each of their thousands of customers is not feasible and, in the absence of obtaining such consent, the intermediaries will be unable to meet their information sharing obligations under a rule 22c-2 agreement. Accordingly, foreign intermediaries are apprehensive that, in essence, the requirements of rule 22c-2 will preclude their continued sale of U.S. mutual fund shares to their customers.

While foreign privacy laws may prohibit the sharing of a customer's GII without the customer's consent, they do not prohibit foreign financial intermediaries from sharing their customers' *transaction information* with third parties, including U.S. mutual funds, so long as a corresponding identifying number is not also provided to the mutual fund.

REQUEST FOR NO-ACTION ASSURANCES

The ICI and IIB respectfully request that the Commission staff not recommend enforcement action under rule 22c-2 against a fund that executes shareholder information agreements with a financial intermediary domiciled in a country whose laws precludes the sharing of a customer's GII without the affirmative prior consent of the customer provided such agreement contains the following requirements:

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[3] This information is intended to enable the fund to determine whether individual shareholders in a nominee account are engaging in trading activity that violates the fund's frequent trading policies.

[4] *See* SEC Release No. IC-275044 (Sept. 27, 2006) at fn. 44 for a discussion of the interplay between Rule 22c-2 and the privacy provisions of the U.S. Gramm-Leach-Bliley Act, including SEC Regulation S-P.

[5] *See* Directive 95/46/EC of the European Parliament and of the Council of 24 October 1995 on the Protection of Individuals with regard to the Processing of Personal Data and on the Free Movement of Such Data. An exception may be made where there is a significant public interest for which alternative safeguards have been established.

[6] *See, e.g.,* Article 48 of the Taiwan Banking Law, which prohibits Taiwanese financial institutions from disclosing the identity card numbers of customers.

1. That, for any account established with the financial intermediary prior to January 1, 2008 that authorizes the financial intermediary to effect mutual fund transactions on the account holder's behalf in nominee name, the intermediary will, upon request, provide the fund with transaction information for the account that is linked either to a GII or a unique identifying number generated by the financial intermediary;

2. The financial intermediary that generated the unique identifying number will utilize the same unique number to identify accounts held by the same person or persons or that have the same ultimate beneficial owner or owners; and

3. The financial intermediary agrees, upon request, to restrict or prohibit any persons associated with a particular GII or unique identifying number generated by the financial intermediary from further purchases of the fund's shares.

This relief would enable foreign intermediaries to execute shareholder information agreements consistently with foreign privacy laws without having to obtain affirmative consent from each of their existing customers. To the extent the information required of the financial intermediary by the shareholder information agreement must be obtained from an "indirect intermediary,"[7] this relief would also enable the indirect intermediary to generate and utilize unique identifying numbers to identify shareholders.[8] Importantly, the above listed conditions preserve the primary function of the shareholder information agreements as funds will receive a number – whether a GII or unique number generated by the intermediary – that is tied to a particular customer's trading information and that can be used by funds to instruct the intermediary to restrict or prohibit a customer's trading.

This relief is only necessary for accounts established with the foreign financial intermediary prior to January 1, 2008 that authorize the intermediary to effect mutual fund transactions in nominee name on behalf of the account holder. The extension to January 1, 2008 will provide foreign intermediaries sufficient time to change their new account forms and systems to enable them, as part of the account opening process, to obtain their customers' consent to the sharing of GIIs with U.S. mutual funds.

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[7] As used in this letter and in the Section 22c-2(c)(5)(iii) of the rule, an "indirect intermediary" is a financial intermediary of a financial intermediary.

[8] In particular, a foreign institution that is an indirect intermediary could rely upon the above three conditions without regard to whether the first-tier intermediary is a foreign or domestic institution.

We appreciate your prompt consideration of this request. If you have any questions or need additional information, please contact me at 202/326-5815 or Tamara Salmon at 202/326-5825.

Sincerely,

Elizabeth Krentzman
General Counsel
Investment Company Institute

Lawrence R. Uhlick
Chief Executive Officer
Institute of International Bankers

cc: C. Hunter Jones
U.S. Securities and Exchange Commission

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